CUSIP NO.  90338W 10 3                        Page 1 of 7 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                               U.S. Oncology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90338W 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe IX, L.P.,                      Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan Rather               New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
13d-1(g), check the following box [ ].
--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO.  90338W 10 3                        Page 2 of 7 Pages




1)   Name of Reporting Person            Welsh, Carson, Ander-
       I.R.S. Identification              son & Stowe IX, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ ]
      if a Member of a Group                    (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds                         WC
--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings Is                Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                         Delaware
--------------------------------------------------------------------------------
Number of                              7)   Sole Voting    6,498,058 shares of
Shares Beneficially                          Power         Common Stock
Owned by Each
Reporting Person
With
                                       -----------------------------------------
                                       8)   Shared Voting
                                             Power                -0-
                                       -----------------------------------------
                                       9)   Sole Disposi-  6,498,058 shares of
                                             tive Power    Common Stock
                                       -----------------------------------------
                                       10)  Shared Dis-
                                             positive Power       -0-
                                       -----------------------------------------
11)  Aggregate Amount Beneficially                         6,498,058 shares of
      Owned by Each Reporting Person                       Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate
       Amount in Row (11)
       Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class
        Represented by                          6.9%
        Amount in Row (11)

14)     Type of Reporting
        Person                                               PN

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CUSIP NO.  90338W 10 3                        Page 3 of 7 Pages



                                  Schedule 13D
                                  ------------

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of U.S. Oncology, Inc., a Delaware corporation ("USON" or the "Issuer"). The principal executive offices of the Issuer are located at 16825 Northchase Drive, Suite 1300, Houston, TX 77060.

Item 2.  Identity and Background.
         -----------------------

          (a) The undersigned hereby files this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("WCAS IX" or the "Reporting Person").

          (b)-(c) WCAS IX is a Delaware limited partnership. The principal business of WCAS IX is that of a private investment partnership. The sole general partner of WCAS IX is WCAS IX Associates LLC, a Delaware limited liability company ("IX Associates"). The principal business of IX Associates is that of acting as the general partner of WCAS IX. The principal business and principal office address of WCAS IX, IX Associates and the managing members of IX Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The following individuals, who are citizens of the United States, are the managing members of IX Associates:

           (i)   Patrick J. Welsh
           (ii)  Russell L. Carson
           (iii) Bruce K. Anderson
           (iv)  Thomas E. McInerney
           (v)   Robert A. Minicucci
           (vi)  Anthony J. deNicola
           (vii) Paul B. Queally
           (viii)Lawrence B. Sorrel
           (ix)  Jonathan M. Rather

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.
         --------------------------------------------------

          Between October 2, 2001 and October 10, 2001, WCAS IX purchased an aggregate 6,498,058 shares of Common Stock in open market transactions, at an


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CUSIP NO.  90338W 10 3                        Page 4 of 7 Pages

average purchase price of $4.12 per share. The source of funds for such purchases was WCAS IX's working capital, or funds available for investment. The managing members of IX Associates also purchased, between October 2, 2001 and October 10, 2001, an aggregate 194,942 shares of Common Stock in open market transactions, at an average purchase price of $4.12 per share. The sources of funds for such purchases were such individuals' personal funds.

Item 4.  Purpose of Transaction.
         ----------------------

          WCAS IX has acquired securities of the Issuer for investment purposes. WCAS IX intends to review its investment in the Issuer and may, based on such review as well as other factors (including, among other things, its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to WCAS IX and general market and economic conditions), acquire additional securities of the Issuer, on the open market or in privately negotiated transactions. In addition, based on its review and/or discussions with management, WCAS IX may explore from time to time a possible acquisition or restructuring of the Issuer. WCAS IX reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of the Issuer purchased by it.

          Russell L. Carson, a managing member of IX Associates, is a member of the Issuer's Board of Directors. Except as set forth in this Item 4, neither WCAS IX nor, to its knowledge, Mr. Carson or any of the other managing members of IX Associates has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D, although WCAS IX and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          The following information is based on a total of 94,717,589 shares of Common Stock outstanding as of July 26, 2001, as reported in the Issuer's Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 1, 2001.

          (a) WCAS IX owns 6,498,058 shares of Common Stock, or approximately 6.9% of the Common Stock outstanding. IX Associates, as the general partner of WCAS IX, may be deemed to beneficially own the securities owned by WCAS IX.


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CUSIP NO.  90338W 10 3                        Page 5 of 7 Pages


          Managing Members of IX Associates
          ---------------------------------

          (i) Patrick J. Welsh directly beneficially owns 357,038 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (ii) Russell L. Carson directly beneficially owns 561,272 shares of Common Stock (including 37,000 shares issuable upon exercise of presently-exercisable stock options), and indirectly beneficially owns (through trusts for the benefit of his children) 18,000 shares of Common Stock, or, in the aggregate, 579,272 shares of Common Stock or approximately 0.6% of the Common Stock outstanding.

          (iii) Bruce K. Anderson directly beneficially owns 301,269 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (iv) Thomas E. McInerney directly beneficially owns 117,893 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (v) Robert A. Minicucci directly beneficially owns 57,769 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola directly beneficially owns 22,408 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Paul B. Queally directly beneficially owns 20,167 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Lawrence B. Sorrel directly beneficially owns 16,805 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Jonathan M. Rather directly beneficially owns 4,217 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of IX Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS IX. Each such person has the sole power to vote or direct the voting of and to dispose or direct the disposition of only the shares of the Common Stock that he directly beneficially owns. Each of the managing members of IX Associates disclaims beneficial ownership of all shares of Common Stock other than the shares he owns directly or by virtue of his indirect pro rata interest, as a managing member of IX Associates, in the shares owned by WCAS IX.

          (c) Except as described in Item 3 above, none of the entities or individuals identified in Item 2 above has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

          (e) Not Applicable.


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CUSIP NO.  90338W 10 3                        Page 6 of 7 Pages

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Not Applicable

Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          Not Applicable



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CUSIP NO.  90338W 10 3                        Page 7 of 7 Pages


                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2001

                                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                                    By:  WCAS IX Associates, LLC, General
                                    Partner

                                    By: /s/ Jonathan M. Rather
                                       -----------------------------------
                                        Managing Member